12010508

SEC Processing Section

FEB 29 2012

Washington, DC 125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42223

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tocqueville Securities L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 West 57th Street 19th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Chen (212)698-0800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Graf Repetti & Co., LLP
(Name – *if individual, state last, first, middle name*)

1114 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/16

OATH OR AFFIRMATION

I, Anthony Chen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tocqueville Securities L.P., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THOMAS O. PANDICK
Notary Public, State Of New York
No. 02PA4611532
Qualified In Albany County
Commission Expires July 31, 2013

Notary Public

Signature

Controller
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOCQUEVILLE SECURITIES L.P.

**FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION**

**FOR THE YEARS ENDED
DECEMBER 31, 2011 AND 2010**

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

TOCQUEVILLE SECURITIES L.P.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

FOR THE YEARS ENDED
DECEMBER 31, 2011 AND 2010

TOCQUEVILLE SECURITIES L.P.

CONTENTS

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors
www.grafrepetti.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
Tocqueville Securities L.P.

We have audited the accompanying statement of financial condition of Tocqueville Securities L.P. (a Delaware limited partnership) as of December 31, 2011 and 2010 and the related statements of income, changes in partners' capital and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tocqueville Securities L.P. as of December 31, 2011, and 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

New York, New York
February 24, 2012

Graf Repetti & Co., LLP

New York: 1114 Avenue of the Americas, New York, NY 10036 • 212.302.3300
Long Island: 131 Sunnyside Boulevard, Suite 110, Plainview, NY 11803 • 516.349.2150

TOCQUEVILLE SECURITIES L.P.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2011 AND 2010

ASSETS

	2011	2010
ASSETS		
Cash and cash equivalents	$ 1,935,863	$ 1,036,105
Commissions receivable	352,342	349,535
Distribution fees receivable	150,000	-
Prepaid expenses	61,280	71,664
Clearing deposit	100,000	100,000
Total Assets	$ 2,599,485	$ 1,557,304

LIABILITIES AND PARTNERS' CAPITAL

	2011	2010
LIABILITIES		
Accounts payable and accrued expenses	$ 38,260	$ 47,501
Accrued distribution fees	636,592	-
Due to limited partner	283,478	336,153
Taxes payable	30,753	8,803
Total Liabilities	989,083	392,457
PARTNERS' CAPITAL		
General partner	16,104	11,638
Limited partner	1,594,298	1,153,209
Total Partners' Capital	1,610,402	1,164,847
Total Liabilities and Partners' Capital	$ 2,599,485	$ 1,557,304

See accompanying notes to the financial statements.

TOCQUEVILLE SECURITIES L.P.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
REVENUES		
Commissions	$ 4,924,608	$ 5,530,318
Distribution fees	1,225,012	-
Interest and dividends	417	775
Gain on sale of securities	-	1,691
Other	247,532	36,911
Total Revenues	6,397,569	5,569,695
EXPENSES		
Employee compensation and benefits	2,821,053	2,644,265
Clearing charges and commissions	843,148	837,056
Professional fees	212,545	146,840
Insurance	172,267	142,546
Rent	142,958	138,935
Information systems	134,978	121,717
Taxes, other than income taxes	99,913	98,375
Travel and entertainment	82,989	56,747
Registration fees	79,113	92,992
Tax deferred savings plan	60,368	47,135
Other	59,915	22,810
Office expense	54,708	58,958
Research and publications	30,485	45,108
Telephone	23,547	15,909
Total Expenses	4,817,987	4,469,393
Income Before Provision For Income Taxes	1,579,582	1,100,302
PROVISION FOR INCOME TAXES	69,180	36,455
Net Income	$ 1,510,402	$ 1,063,847

See accompanying notes to the financial statements.

TOCQUEVILLE SECURITIES L.P.

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	TMC General Partner	TAMLP Limited Partner	Total
Balance at December 31, 2009	$ 14,126	$ 1,348,412	$ 1,362,538
Net income	10,638	1,053,209	1,063,847
Cash contributions from partners	-	51,000	51,000
Cash distributions to partners	(13,126)	(1,299,412)	(1,312,538)
Balance at December 31, 2010	11,638	1,153,209	1,164,847
Net income	15,104	1,495,298	1,510,402
Cash distributions to partners	(10,638)	(1,054,209)	(1,064,847)
Balance at December 31, 2011	$ 16,104	$ 1,594,298	$ 1,610,402

See accompanying notes to the financial statements.

TOCQUEVILLE SECURITIES L.P.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,510,402	$ 1,063,847
Adjustments to reconcile net income to net cash provided by operating activities:		
Gain on sale of securities	-	(1,691)
Increase (decrease) in cash resulting from changes in operating assets and liabilities:		
Commissions receivable	(2,807)	(32,517)
Distribution fees receivable	(150,000)	-
Prepaid expenses	10,384	(10,658)
Accounts payable and accrued expenses	(9,241)	365
Accrued distribution fees	636,592	-
Due to limited partner	(52,675)	(263,917)
Taxes payable	21,950	(7,281)
Net cash provided by operating activities	1,964,605	748,148
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of securities	-	1,691
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash contributions from partners	-	51,000
Cash distributions to partners	(1,064,847)	(1,312,538)
Net cash (used in) financing activities	(1,064,847)	(1,261,538)
Net increase (decrease) in cash and cash equivalents	899,758	(511,699)
Cash and cash equivalents - beginning of year	1,036,105	1,547,804
Cash and cash equivalents - end of year	$ 1,935,863	$ 1,036,105
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for income taxes:	$ 47,230	$ 28,736

See accompanying notes to the financial statements.

1. ORGANIZATION

Tocqueville Securities, L.P. (the "Partnership") was formed as a limited partnership under the laws of the State of Delaware on January 4, 1990. The Partnership is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The general partner is Tocqueville Management Corp. (the "General Partner") which owns a 1% interest in the Partnership and the limited partner is Tocqueville Asset Management L.P. which owns a 99% interest in the Partnership.

The principal business of the Partnership is to act as a broker and dealer in securities and to engage in other businesses as the General Partner may determine. The Partnership, as an agent for the funds of the Tocqueville Trust (the "Trust") sells the shares of the funds in the Trust. The Trust is a Massachusetts business trust organized in 1986 consisting of six separate investment company funds including The Tocqueville Fund, The Tocqueville Opportunity Fund, The Tocqueville International Value Fund, the Delafield Fund, The Tocqueville Gold Fund and The Tocqueville Select Fund (the "Funds"). Profits and losses will be allocated 1% to Tocqueville Management Corp. and 99% to Tocqueville Asset Management L.P. Distributions shall be made to the partners in accordance with the manner in which profits and losses have been allocated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Method of Accounting

The Partnership's financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

At December 31, 2011 and 2010, cash and cash equivalents included demand deposits and a Dreyfus Investment Fund. The Partnership considers temporary cash investments with an original maturity of three months or less to be cash equivalents.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d) Credit Risk

The Partnership has a portion of its cash in bank deposit accounts. Under the FDIC Section 343 of the Dodd-Frank Wall Street Reform and Consumer Protection Act ("The Act"), beginning December 31, 2010, through December 31, 2012, all noninterest-bearing transaction accounts are fully insured at all FDIC-insured institutions. This Act also raises the current standard maximum deposit insurance on interest bearing accounts to $250,000. The FDIC insurance coverage limit applies per depositor, per insured depository institution for each account ownership category. As of December 31, 2011 the Partnership did not have any uninsured balances at FDIC-insured institutions. Additionally, at December 31, 2011 the Partnership had cash of $28,861 in a Dreyfus Government money market that is not insured.

e) Income Taxes

A Partnership is not subject to Federal or state income taxes. Each partner takes into account separately on their tax return their share of the income, gains, losses, deductions, or credits, whether or not any distribution is made to such partner. Accordingly, no provision has been made. The provision for income taxes consists entirely of the New York City Unincorporated Business Tax.

The Partnership's New York City Unincorporated Business Tax returns from 2007 to 2010 are subject to examination by New York City Department of Finance, generally for three years after they were filed.

f) Commissions and Related Clearing Expenses

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

3. NET CAPITAL REQUIREMENTS

The Partnership, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. Such Rule prohibits the Partnership from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined).

The Partnership maintained the required minimum net capital at December 31, 2011 and 2010. Its ratio of aggregate indebtedness to net capital did not exceed the defined threshold.

4. DISTRIBUTION FEES

The Partnership is the distributor of the Funds' shares and earned $1,225,012 in distribution fee income in 2011. The Partnership has entered into distribution agreements with the Funds pursuant to which the Partnership receives a fee accrued and payable monthly at an annual rate not to exceed 0.25 percent of average daily net assets of the Funds. As of December 31, 2011 the Partnership was due from the Funds a distribution fee receivable of $150,000. The Partnership's distribution fee income is net of payments due for distribution services by various unrelated brokers which assist in the distribution of the Funds' shares. An accrual has been established for fees which are due to unrelated brokers and will be deducted from future payments to the Partnership. The Partnership has accrued $636,592 for these fees at December 31, 2011.

5. RELATED PARTY TRANSACTIONS

As part of an agreement with the Partnership's limited partner, Tocqueville Asset Management L.P. provides certain services it requires to conduct its business. The services includes salaries, payroll taxes, 401(k) expense, rent and general administrative expenses and is allocated to the Partnership based on its estimated contribution to gross income. During the years ended December 31, 2011 and 2010, the cost of such services amounted to $3,661,337 and $3,303,151, respectively. At December 31, 2011 and 2010, the Partnership owed $283,478 and $336,153, respectively, for these services.

6. TAX DEFERRED SAVINGS PLAN

Tocqueville Securities L.P. participates in the Tocqueville Management Corp. Tax Deferred Savings Plan (the "Plan"). The Plan is a defined contribution plan. Contributions to the Plan are based on a formula as stated in the Plan agreement. For 2011 and 2010, a participant may elect to defer 100% of compensation up to a maximum of $16,500 or $22,000 if at least age 50 by year end. The Partnership may contribute on behalf of each participant a matching contribution up to 100% of each participant's elective deferral, but elective deferrals that exceed 5% of compensation up to $245,000 will not be considered. The Partnership made matching contributions for 2011 and 2010 in the amounts of $60,368 and $47,135, respectively.

SUPPLEMENTAL INFORMATION

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors
www.grafrepetti.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

To the Partners of
Tocqueville Securities L.P.

We have audited the financial statements of Tocqueville Securities L.P. for the year ended December 31, 2011 and have issued our report thereon dated February 24, 2012. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
February 24, 2012

Graf Repetti & Co., LLP

New York: 1114 Avenue of the Americas, New York, NY 10036 • 212.302.3300
Long Island: 131 Sunnyside Boulevard, Suite 110, Plainview, NY 11803 • 516.349.2150

TOCQUEVILLE SECURITIES L.P.

COMPUTATION OF NET CAPITAL PER NET CAPITAL RULE 15c3-1

FOR THE YEAR ENDED DECEMBER 31, 2011

	2011
NET CAPITAL:	
Total partners' capital	$ 1,610,402
Deduct: Partners' Capital Not Allowable as Net Capital	-
Total Partners' Capital Qualified for Net Capital	1,610,402
Deductions and/or Charges:	
Prepaid expenses	61,280
Net capital before haircuts on securities positions	1,549,122
Haircuts on securities positions	577
NET CAPITAL PER RULE 15c3-1	$ 1,548,545
AGGREGATE INDEBTEDNESS	
Items Included in Statement of Financial Condition:	
Accounts payable and accrued expenses	$ 38,260
Accrued distribution fees	636,592
Due to limited partner	283,478
Taxes payable	30,753
Total Aggregate Indebtness	$ 989,083
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum Net Capital Required	$ 65,939
Minimum Dollar Net Capital Required of Reporting Broker or Dealer	$ 25,000
Net Capital Requirement	$ 65,939
Excess Net Capital	$ 1,482,606
Percentage of Aggregate Indebtedness to Net Capital	63.87%
Reconciliation with Company's Computation (Included in Part IIA of Form X-17-A-5 as of December 31):	
Net Capital, as Reported in Company's Part IIA (Unaudited) Focus Report	$ 1,548,545
Net Audit Adjustments	-
NET CAPITAL	$ 1,548,545

See accompanying independent auditors' report on supplemental information

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g) (1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Partners of
Tocqueville Securities L.P.

In planning and performing our audit of the financial statements of Tocqueville Securities L.P. (the "Partnership"), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency or a combination of deficiencies in internal control that is less severe than a material weakness, yet, important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
February 24, 2012

Graf Repetti & Co., LLP

TOCQUEVILLE SECURITIES L.P.

STATEMENT REGARDING RULE 15c3-3

DECEMBER 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 in accordance with Section (k)(2)(ii) of that rule.

INDEPENDENT AUDITORS' REPORT RELATED TO THE ENTITY'S SIPC ASSESSMENT RECONCILIATION AS REQUIRED UNDER RULE 17A-5(E)(4)

To the Partners of
Tocqueville Securities L.P.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the Year Ended December 31, 2011, which were agreed to by Tocqueville Securities L.P. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Tocqueville Securities L.P.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Tocqueville Securities L.P.'s management is responsible for Tocqueville Securities L.P.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records and entries in the general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
February 24, 2012

Graf Repetti & Co., LLP

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Tocqueville Securities L.P.
40 West 57th Street
19th Floor
New York, NY 10019

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Anthony Chen (212)698-0848

2. A.	General Assessment (item 2e from page 2)		$ 10,918.33
B.	Less payment made with SIPC-6 filed (exclude interest) July 14, 2011 (Date Paid)		(5,069.00)
C.	Less prior overpayment applied		(0)
D.	Assessment balance due or (overpayment)		5,849.33
E.	Interest computed on late payment (see instruction E) for 0 days at 20% per annum		0
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 5,849.33
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 5,849.33	
H.	Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Tocqueville Securities L.P.
(Name of Corporation, Partnership or other organization)

Anthony Chen
(Authorized Signature)

Controller
(Title)

Dated the 23 day of January, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2011 and ending December 31, 2011
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$6,397,568.76
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		0
(2) Net loss from principal transactions in securities in trading accounts.		0
(3) Net loss from principal transactions in commodities in trading accounts.		0
(4) Interest and dividend expense deducted in determining item 2a.		0
(5) Net loss from management of or participation in the underwriting or distribution of securities.		0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		0
(7) Net loss from securities in investment accounts.		0
Total additions		0
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		1,225,012.39
(2) Revenues from commodity transactions.		0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		730,848.83
(4) Reimbursements for postage in connection with proxy solicitation.		0
(5) Net gain from securities in investment accounts.		0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest & Dividends		22,948.91
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$51,428.20	
Enter the greater of line (i) or (ii)		51,428.20
Total deductions		2,030,238.33
2d. SIPC Net Operating Revenues		$4,367,330.43
2e. General Assessment @ .0025		$10,918.33 (to page 1, line 2.A.)